Exhibit 99.1

FORM OF INSTRUCTIONS AS TO USE OF

SUBSCRIPTION RIGHTS CERTIFICATES

VOLTARI CORPORATION

The following instructions relate to a rights offering (the “Rights Offering”) by Voltari Corporation (the “Company”) to the holders of its common stock, par value $0.001 per share (the “common stock”), as described in the Company’s prospectus dated                      , 2015 (the “Prospectus”). The Company is distributing to record holders of its common stock as of February 13, 2015 (the “record date”), at no charge, transferable subscription rights (the “subscription rights” or “rights”) to purchase up to an aggregate of 4,300,000 shares of the Company’s common stock. Each subscription right includes a basic subscription right to purchase              shares of common stock and an over-subscription privilege. Both the basic subscription rights and the over-subscription privilege are subject to certain limitations (as described below). The subscription period begins on                      , 2015 and ends at 5:00 p.m., New York City Time, on                      , 2015, the expiration date of this Rights Offering, unless the Company extends the subscription period to no later than                 , 2015.

Holders who exercise their basic subscription rights or over-subscription privilege to purchase less than 1,300,000 shares in this Rights Offering will pay a price of $             per whole share (the “ordinary subscription price”). Holders who exercise their basic subscription rights or over-subscription privilege to purchase 1,300,000 shares or more in this Rights Offering will pay a price of $             per whole share, (the “premium subscription price”). If a holder exercises its basic subscription rights or over-subscription privilege to purchase 1,300,000 shares or more in this Rights Offering, but such holder owns less than 33% of the Company’s issued and outstanding common stock following completion of this Rights Offering, the Company will refund to such holder, without interest or penalty, as soon as practicable following the closing of the Rights Offering, the difference between the premium subscription price and the ordinary subscription price with respect to the shares purchased by such holder in this Rights Offering.

If any holders of subscription rights (including holders who acquired rights by purchasing them from others) do not exercise their basic subscription rights in full, then holders who did exercise their basic subscription rights in full will be entitled to purchase a portion of the remaining shares. A holder may exercise its over-subscription privilege for a number of shares less than, equal to or greater than its basic subscription rights. Each holder should indicate on its rights certificate, or the form provided by its nominee, how many additional shares it would like to purchase pursuant to its over-subscription privilege, if any. In honoring over-subscriptions, the Company will allocate the available shares proportionately by calculating the number of rights a subscriber properly exercised using its basic subscription rights relative to the number of rights properly exercised using the basic subscription rights by all subscribers who have over-subscribed. The Company will allocate to each holder an equivalent proportion of the shares available for over-subscription. The Company will seek to honor each over-subscription in full, subject to any restrictions and conditions set forth herein. The exercise of a holder’s over-subscription privilege may be limited, however, if there are insufficient shares available, so such holder may be allocated fewer shares than it subscribed for using its over-subscription privilege. If the allocation results in a holder being allocated a greater number of shares than such holder subscribed for, then the Company will allocate to such holder only that number of shares for which it over-subscribed.

The Company will not issue or pay cash in place of fractional shares of common stock. Instead, the Company will round down any resulting fractional shares to the nearest whole share.

The subscription rights will, subject to any applicable state law restrictions, be transferable during the subscription period, but the subscription rights will not be listed for trading on any stock exchange or market.

In order to protect the Company from the loss of its net operating losses (“NOLs”) the Company reserves the right, in the sole discretion of its board of directors, to limit the number of shares that may be purchased in this Rights Offering by any subscriber who owned less than 4.95% of the Company’s common stock prior to this Rights Offering, if such purchase would result in such subscriber owning 4.95% or more of the Company’s common stock following the completion of this Rights Offering. For purposes of calculating the exercise limits in this Rights Offering, common stock owned by a subscriber includes common stock deemed to be owned by such subscriber under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), including common stock owned by:

•	any living spouse, child, grandchild, or parent;

•	if the subscriber is an entity, by any person that owns the subscriber;

•	any entity in which the subscriber holds an interest (in proportion to such interest); and

•	any person (other than the Company), if the subscriber holds an option to purchase the Company’s common stock or an interest in an entity that owns or is deemed to own the Company’s common stock, if such option was obtained from such person and would be treated as exercised under Section 382 of the Code.

Notwithstanding the foregoing, in the event any subscriber who owned less than 5.0% of the Company’s common stock prior to this Rights Offering purchased shares in the Rights Offering that resulted in such subscriber owning 5.0% or more of the Company’s common stock following the completion of this Rights Offering, such shares will be void ab initio unless the Company’s board of directors, in its sole discretion, consents to such issuance (such consent not to be implied by any inaction by the Company’s board of directors).

By exercising subscription rights in this Rights Offering, each subscriber represents, acknowledges and agrees that:

•	The Company may limit the number of shares any subscriber may purchase (pursuant to the basic subscription right or over-subscription privilege) pursuant to the limitations set forth herein and in the Prospectus;

•	The Company may limit or refuse subscriptions from some subscribers and not others;

•	The Company may void and cancel the issuance of certain shares pursuant to the limitations set forth herein;

•	The subscriber will not own 33% or more of the Company’s issued and outstanding common stock following completion of this Rights Offering, unless such subscriber has paid the premium subscription price for all shares of the Company’s common stock that you purchased in this Rights Offering; and

•	Any purported exercise of rights in violation of the terms of this Rights Offering, including but not limited to the terms set forth in the subscription documents, will be void and of no force and effect.

The subscription rights are evidenced by subscription rights certificates (each a “Subscription Rights Certificate”) registered in the record holder’s name. If your shares of common stock as of the record date were held by a broker, dealer, custodian bank or other nominee, the subscription rights evidenced by the subscription rights certificate are registered in the name of such custodian bank, broker, dealer or other nominee.

The number of subscription rights to which you are entitled is printed on the face of your Subscription Rights Certificate. You should indicate your wishes with regard to the exercise of your subscription rights by completing the appropriate section on the back of your Subscription Rights Certificate and returning it to the American Stock Transfer & Trust Company, LLC, the subscription agent for the Rights Offering (the “Subscription Agent”), in the envelope provided.

If you wish to exercise your subscription rights, but you will not be able to deliver your rights certificate to the Subscription Agent prior to the expiration date of the Rights Offering, then you may nevertheless exercise your subscription rights if:

•	prior to the expiration date of the Rights Offering, the Subscription Agent receives:

•	payment for the shares of common stock you subscribe for pursuant to your basic subscription privilege and, if applicable, your over-subscription privilege; and

•	a guarantee notice from a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc. or from a commercial bank or trust company having an office or correspondent in the United States, guaranteeing the delivery to the Subscription Agent of the rights certificate evidencing the subscription rights to be exercised within three (3) trading days following the date of that notice; and

•	within this three (3) trading day period, the Subscription Agent receives the properly completed rights certificate.

You may deliver the guarantee notice referred to above to the Subscription Agent in the same manner as you would deliver the rights certificate.

Your Subscription Rights Certificate (or a Notice of Guaranteed Delivery) must be received by the Subscription Agent on or before the expiration date of the Rights Offering. Payment of the subscription price of all subscription rights exercised, including pursuant to the over-subscription privilege, including final clearance of any checks, must be received by the subscription gent on or before the expiration date of the Rights Offering. Once you exercise your subscription rights, you cannot revoke the exercise of such subscription rights. In case you hold subscription rights through a broker or other nominee, you should verify with your broker or nominee the deadline by when you must deliver your instruction.

If the Company rejects all or a portion of your subscription, the Company will do the following:

•	apply your subscription payment towards the purchase of shares for which the Company has accepted subscription, if any, and issue those shares to you;

•	return to you as soon as practicable following the closing of the Rights Offering, without interest or penalty, any subscription payment for shares of common stock which the Company did not issue to you; and

•	treat as allocated (and, therefore, not available for purchase pursuant to other subscribers’ basic subscription right or over-subscription privilege) any shares of common stock underlying subscription rights whose exercise was not accepted pursuant to these exercise limits.

1. Subscription Rights. To exercise subscription rights, including any subscription rights you acquired by purchasing them from others, complete your Subscription Rights Certificate and send your properly completed and executed Subscription Rights Certificate, together with payment in full of the subscription price for each share of common stock subscribed for pursuant to the basic subscription privilege and the over-subscription privilege to the Subscription Agent at the address given below. In order to properly exercise your subscription rights to purchase less than 1,300,000 shares in this Rights Offering, you must pay the ordinary subscription price for the maximum number of shares that you wish to purchase in this Rights Offering. In order to properly exercise your subscription rights to purchase 1,300,000 shares or more in this Rights Offering, you must pay the premium subscription price for the maximum number of shares that you wish to purchase in this Rights Offering. The method of delivery of the Subscription Rights Certificate and the payment of the subscription price to the Subscription Agent is at your election and risk. If you send your Subscription Rights Certificate and payment by mail, the Company recommends that you send them by registered mail, properly insured, with return receipt requested, and that you allow sufficient number of days to ensure delivery to the Subscription Agent before the Rights Offering expires. All payments must be made in United States dollars by certified or uncertified check or bank draft (cashier’s check) drawn upon a United States bank, or by wire transfer, in each case, payable to “American Stock Transfer & Trust Company, LLC as Subscription Agent.”

2. Acceptance of Payments. Payments will be deemed to have been received by the Subscription Agent only upon the: (i) clearance of any uncertified check deposited by the Subscription Agent; (ii) receipt by the Subscription Agent of a certified or cashier’s check or bank draft drawn upon a United States bank; or (iii) receipt by the Subscription Agent of confirmation from its bank that a wire transfer has been received in the Subscription Agent’s account. If you elect to exercise your subscription rights, you should consider using a certified check or bank draft to ensure that the Subscription Agent receives your funds before the Rights Offering expires. If you send an uncertified check, payment will not be deemed to have been received by the Subscription Agent until the check has cleared. The clearinghouse may require several business days. Accordingly, holders who wish to pay the subscription price by means of an uncertified personal check should make payment sufficiently in advance of the expiration of the Rights Offering to ensure that the payment is received and clears by that date. If you send a certified check or bank draft, drawn upon a U.S. bank, payment will be deemed to have been received by the Subscription Agent immediately upon receipt of such instrument. Payment received after the expiration of the Rights Offering will not be honored, and the Subscription Agent will return your payment to you, without interest or penalty, as soon as practicable following the closing of the Rights Offering.

3. Contacting the Subscription Agent; Questions and Requests for Additional Materials. The address for the Subscription Agent is as follows:

By Mail or Overnight Courier:

American Stock Transfer & Trust Company, LLC

Attn: Corporate Actions

6201 15th Avenue

Brooklyn, New York 11219

For questions regarding the Rights Offering, assistance regarding the method of exercising subscription rights or for additional copies of relevant documents and instructions, please contact D.F. King & Co., Inc., the information agent for the Rights Offering (the “Information Agent”) by mail or telephone:

D.F. King & Co., Inc.	Telephone: (866) 796-1290	(Individuals)
48 Wall Street, 22nd Floor	Telephone: 212-493-3910	(Banks and Brokers)
New York, NY 10005

4. Effect of Over- and Under-Payments. If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, we will issue to you the number of shares for which payment was received, subject to the exercise limits and other conditions of the Rights Offering and to the extent shares are available. Any excess subscription payments received by the Subscription Agent will be returned, without interest or penalty, as soon as practicable following the closing of the Rights Offering. In the event all or any portion of the subscription rights are not exercised prior to the expiration of the Rights Offering, any such unexercised rights will expire automatically and have no value.

5. Delivery of Stock Certificates. The following deliveries and payments to you will be made to the address shown on the face of your Subscription Rights Certificate unless you provide instructions to the contrary on the back of your Subscription Rights Certificate:

(a) Basic Subscription Privilege. If you purchase shares of common stock in the Rights Offering by timely submitting a rights certificate and payment, the Company will mail you share certificates or DRS statements for those shares as soon as practicable after the closing of the Rights Offering. If your shares of common stock as of the record date were held by a broker, dealer, custodian bank or other nominee, or if you purchased subscription rights from others who hold their rights that way, and you participate in the Rights Offering, you will not receive share certificates for your new shares. Your custodian bank, broker, dealer or other nominee will be credited with the shares of common stock you purchase in the Rights Offering as soon as practicable after the closing of the Rights Offering.

(b) Over-subscription Privilege. If you purchase shares of common stock in the Rights Offering by timely submitting a rights certificate and payment, the Company will mail you share certificates or DRS statements for those shares as soon as practicable after the closing of the Rights Offering. If your shares of common stock as of the record date were held by a broker, dealer, custodian bank or other nominee, or if you purchased subscription rights from others who hold their rights that way, and you participate in the Rights Offering, you will not receive share certificates for your new shares. Your custodian bank, broker, dealer or other nominee will be credited with the shares of common stock you purchase in the Rights Offering as soon as practicable after the closing of the Rights Offering.

(c) Excess Payments. Any excess subscription payments received by the Subscription Agent will be returned, without interest or penalty, as soon as practicable following the closing of the Rights Offering.

6. Transferability. The subscription rights will, subject to any applicable state law restrictions, be transferable during the subscription period but the subscription rights will not be listed for trading on any stock exchange or market. Transferees of subscription rights will be entitled to exercise the basic subscription privilege and the over-subscription privilege with respect to those subscription rights transferred to them. You may sell your subscription rights through a broker, custodian bank or other nominee, which may charge a transaction fee or commission to sell rights. Subscription rights, whether or not transferred, must be exercised prior to the expiration date of the Rights Offering or they will expire. The subscription rights will be a new issue of securities with no prior trading market, and we cannot provide you with any assurances as to the liquidity of or the trading market for the subscription rights.

7. Effecting Transfer. You may effect a transfer of all or a portion of the subscription rights distributed to you by completing Section 2 on your Subscription Rights Certificate. Any portion of the subscription rights evidenced by your Subscription Rights Certificate representing whole and not any fractional subscription rights may be transferred by delivering to the Subscription Agent a Subscription Rights Certificate properly endorsed for transfer, with instructions to register that portion of the subscription rights indicated in the name of the transferee and to issue a new Subscription Rights Certificate to the transferee evidencing the transferred subscription rights.

If you wish to transfer all or a portion of your subscription rights, you should allow a sufficient amount of time prior to the expiration of the Rights Offering for the transfer instructions to be received and processed by the Subscription Agent. Once processed by the Subscription Agent, the transferee receiving all or a portion of your subscription rights will need sufficient time to exercise or sell the subscription rights evidenced by the new Subscription Rights Certificates that they receive. You will also need adequate time to obtain a new Subscription Rights Certificate representing your remaining subscription rights, if any. The required time will depend upon the method by which delivery of the Subscription Rights Certificates and payment is made and the number of transactions you instruct the Subscription Agent to effect. Please bear in mind that the Rights Offering has a limited period. Neither the Company nor the Subscription Agent shall have any liability to a transferee or you if Subscription Rights Certificates, any other required subscription documents or subscription payments are not received in time for exercise or sale prior to the expiration of the Rights Offering.

A new Subscription Rights Certificate will be issued to you if you transfer a portion of your subscription rights. Your new Subscription Rights Certificate representing your retained subscription rights will be mailed to you unless you otherwise instruct the Subscription Agent. All commissions, fees and other expenses, including brokerage commissions and transfer taxes, incurred in connection with the purchase, sale or exercise of subscription rights will be for your account, and none of these commissions, fees or expenses will be paid by the Company or the Subscription Agent.

9. Execution.

(a) Execution By Registered Holder. The signature on the Subscription Rights Certificate must correspond with the name of the registered holder exactly as it appears on the face of the Subscription Rights Certificate without any alteration or change whatsoever. Persons who sign the Subscription Rights Certificate in a representative or other fiduciary capacity must indicate their capacity when signing and, unless waived by the Subscription Agent in its sole and absolute discretion, must present to the Subscription Agent satisfactory evidence of their authority so to act.

(b) Execution By Person Other Than Registered Holder. If the Subscription Rights Certificate is executed by a person other than the holder named on the face of the Subscription Rights Certificate, proper evidence of authority of the person executing the Subscription Rights Certificate must accompany the same unless the Subscription Agent, in its discretion, dispenses with proof of authority.

(c) Signature Guarantees. If you specify special delivery instructions, your signature on your Subscription Rights Certificate must be guaranteed by an eligible institution, such as a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc. or a commercial bank or trust company having an office or correspondent in the United States.

10. Method of Delivery. The method of delivery of rights certificates and payment of the subscription amount to the Subscription Agent will be at the risk of the holders of subscription rights. If sent by mail, the Company recommends that you send those certificates and payments by registered mail, properly insured, with return receipt requested, and that you allow a sufficient number of days to ensure delivery to the Subscription Agent and clearance of payment before the Rights Offering expires.

11. Delivery of Subscription Rights Through Depository Trust Company. If, on the record date, you hold your shares in the name of a broker, dealer, custodian bank or other nominee who uses the services of DTC, the Company will not send you a rights certificate. Instead,

DTC will issue one subscription right to your nominee record holder for each share of our common stock that you own as of the record date. Unless you transfer such rights, you may exercise your rights through your nominee record holder. If you have transferred your rights, then your transferee may exercise the rights through his or her nominee. If you are not contacted by your nominee, you should promptly contact your nominee in order to subscribe for shares in the Rights Offering and follow the instructions provided by your nominee.

12. No Revocation. Once you submit the Subscription Rights Certificate or have instructed your nominee of your subscription request, you are not allowed to revoke or change the exercise or request a refund of monies paid. You should not exercise your subscription rights unless you are certain that you wish to purchase shares at the applicable subscription price. All exercises of subscription rights are irrevocable, even if you learn information that you consider to be unfavorable to the exercise of your subscription rights. Subscription rights not exercised before the Rights Offering expires at 5:00 p.m., New York City time, on                 , 2015, (unless such date is further extended by us to a date no later than                 , 2015) will expire and have no value.

13 . Limitation on the Purchase of Shares. The Company reserves the right to reject any or all subscriptions not properly submitted or the acceptance of which would, in the opinion of the Company’s counsel, be unlawful.

14. Exercise Procedures. If you wish to exercise your subscription rights to purchase shares of the Company’s common stock you must follow the procedure set forth in these instructions and on pages 10 and 11 of the Prospectus under “How do I exercise my subscription rights if I own rights in certificate form?” and “What should I do if I want to participate in the Rights Offering but my rights are held in the name of a broker, dealer, custodian bank or other nominee?”